

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

October 25, 2013

U.S. Securities and Exchange Commission
Office of the Chief Accountant
100F Street Northeast
Washington, DC 20549-2000

RE: **Source Gold Corporation**
File No. 000-54840

Dear Sir or Madam:

We have read Item 4.01 of Form 8-K dated October 24, 2013 of Source Gold Corporation and are in agreement with the statements contained therein as it pertains to our firm.

We have no basis to agree or disagree with any other statements of the Registrant contained in Item 4.01.

Sincerely,

/s/ Anton & Chia, LLP